Exhibit 99.5

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI NASDAQ ticker symbol; KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES INCREASES OF 118% IN NET INCOME

AND 100% IN EPS FOR THIRD QUARTER 2024

THOUSAND OAKS, CALIFORNIA, November 12, 2024 -

All amounts are in U.S. Dollars unless otherwise indicated:

THIRD QUARTER 2024 HIGHLIGHTS

●	Net income for the third quarter of 2024 was $5.1 million and EPS was $0.14/share compared to net income of $2.3 million and EPS of $0.07/share for the third quarter of 2023, an increase of 118% and 100%, respectively. The increase was mainly due to an unrealized gain on commodity contracts of $1.3 million that was recorded in the third quarter of 2024 compared to an unrealized loss on commodity contracts of $2.6 million in the third quarter of 2023. In addition, the third quarter of 2024 had higher production which was offset by lower average prices and higher income tax expense compared to the third quarter of 2023
●	Average production for the third quarter of 2024 was 3,032 BOEPD, an increase of 11% compared to the third quarter of 2023, which was 2,737 BOEPD. The increase was due to production from the wells that were drilled and completed in the last three months of 2023 and the first nine months of 2024
●	Adjusted EBITDA(1) was $10.1 million in the third quarter of 2024 compared to $9.5 million in the third quarter of 2023, an increase of 6%. The increase was primarily due to an increase in production of 11%, partially offset by a decrease in average prices of 9%
●	Revenue, net of royalties was $13.0 million in the third quarter of 2024 compared to $12.7 million for the third quarter of 2023, which was an increase of 2%, as production increased by 11% which was mostly offset by a decrease in average prices of 9%
●	Production and operating expenses per barrel averaged $6.63 per BOE in the third quarter of 2024 compared to $7.34 per BOE in the third quarter of 2023, a decrease of 10%. The decrease was due to increased production which reduced the per barrel fixed costs
●	Average netback from operations(2) for the third quarter of 2024 was $40.01/boe, a decrease of 8% from the prior year third quarter due to lower prices in 2024. Average netback including commodity contracts(2) for the third quarter of 2024 was $39.95 per boe, a decrease of 4% from the prior year third quarter
●	In October 2024, the credit facility was redetermined with the same $50 million borrowing base. At September 30, 2024, the Company had $19.0 million of available borrowing capacity on its credit agreement and its net debt outstanding was $29.1 million

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

KEI’s President and Chief Executive Officer, Wolf Regener commented:

“We are pleased that the Company continues to increase production, adjusted EBITDA and net income as we continue our 2024 drilling program to demonstrate the growth potential of our field. Our production increased by 11% during the quarter and our net income more than doubled. We expect continued growth in the fourth quarter as we enter into a new phase of the Company’s development where we believe the most economic strategy is to drill longer laterals. The three Alicia Renee wells, our first 1.5-mile lateral wells, are still flowing back the fracture stimulation fluid. The wells are still cleaning up, but over the last five days, the Alicia 2-11-3H well has averaged 1,049 Barrels of oil equivalent per day (“BOEPD”) (720 barrels of oil per day (“BOPD”)), the Alicia 2-11-4H well has averaged 845 BOEPD (590 BOPD) and the Alicia 2-11-5H well has averaged 630 BOEPD (435 BOPD).”

	Third Quarter			First Nine Months
	2024	2023	%	2024	2023	%

Net Income:
$ Thousands	$5,066	$2,319	118%	$12,472	$14,396	(14)%
$ per basic common share	$0.14	$0.07	100%	$0.35	$0.41	(15)%
$ per diluted shares	$0.14	$0.06	133%	$0.35	$0.40	(13)%

Capital Expenditures	$9,798	$17,247	(43)%	$21,545	$37,177	(42)%

Average Production (Boepd)	3,032	2,737	11%	3,154	2,780	13%
Average Price per BOE	$59.09	$65.04	(9)%	$60.64	$62.19	(2)%
Average Netback from operations(2) per Barrel	$40.01	$43.28	(8)%	$39.78	$42.48	(6)%
Average Netback including commodity contracts(2) per Barrel	$39.95	$41.65	(4)%	$39.09	$41.00	(5)%

	September 2024	June 2024	December 2023

Cash and Cash Equivalents	$1,619	$549	$598
Working Capital	$(3,965)	$(1,885)	$(11,916)
Borrowing capacity	$19,042	$16,042	$10,042

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Third Quarter 2024 versus Third Quarter 2023

Oil and gas gross revenues totaled $16.5 million in the third quarter of 2024 versus $16.4 million in the third quarter of 2023. Oil gross revenues totaled $15.4 million in the third quarter of 2024 versus $15.3 million in the third quarter of 2023. Oil revenues increased 1% as oil production increases of 8% were offset by average oil price decreases of 7%. Natural gas revenues decreased by $0.2 million or 45% as natural gas prices decreased 55% partially offset by production increases of 24%. Natural gas liquids (NGLs) revenues increased $0.2 million or 21% as NGL prices increased 4% and production increased 17%.

Average third quarter 2024 production per day increased 295 boepd or 11% from the third quarter of 2023. The increase is due to production from the wells that were drilled and completed in the last three months of 2023 and the first nine months of 2024.

Production and operating expenses decreased to $1.5 million in the third quarter of 2024, a decrease of 6%. Operating expenses averaged $6.63 per BOE for the third quarter of 2024 compared to $7.34 per BOE for the third quarter of 2023. The decrease was due to increased production which reduced the per barrel fixed costs.

General and administrative expenses increased $0.2 million or 14% in the third quarter of 2024 due to higher accounting fees and public company costs that resulted from listing on the NASDAQ stock market as well as higher payroll and director costs and higher investor relations and marketing costs in 2024.

Finance income increased by $1.3 million in the third quarter of 2024 compared to the prior year third quarter due to realized gains on commodity contracts in the third quarter of 2024.

Finance expense decreased by $2.8 million in the third quarter of 2024 due to unrealized losses on commodity contracts of $2.5 million in the prior year third quarter.

FIRST NINE MONTHS 2024 HIGHLIGHTS

●	Average production for the nine months ended September 30, 2024 was 3,154 BOEPD, an increase of 13% from the average production of 2,780 BOEPD in the same period of 2023. The increase is due to production from the wells that were drilled and completed in the last three months of 2023 and the first nine months of 2024.
●	Adjusted EBITDA(1) was $30.5 million for the nine months ended September 30, 2024 compared to $28.6 million for the prior year period, an increase of 7%. The increase was due to a 13% increase in production partially offset by a decrease in average prices of 2% compared to the same period in 2023.
●	Revenue, net of royalties was $41.2 million in the first nine months of 2024 compared to $37.2 million for the first nine months of 2023, which was an increase of 11%, as production increased by 13% partially offset by a decrease in average prices of 2%
●	Net income for the first nine months of 2023 was $12.5 million and Basic EPS was $0.35/share compared to net income of $14.5 million and Basic EPS of $0.41/share for the first nine months of 2023 primarily due to an increase in income tax expense, partially offset by higher revenues and an unrealized gain on commodity contracts in 2024
●	Average netback from operations(2) for the first nine months of 2024 was $39.78/boe, a decrease of 6% from the prior year period due to lower prices and higher operating expenses in 2024, mainly due to reassessed prior year costs. Netback including commodity contracts(2) for the first nine months of 2024 was $39.09/boe which was 5% lower than the prior year period

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Nine Months of 2024 versus First Nine Months of 2023

Oil and gas gross revenues totaled $52.4 million in the first nine months of 2024 versus $47.2 million in the first nine months of 2023, an increase of 11%. Oil revenues were $48.6 million in the first nine months of 2024 versus $43.5 million in the same period of 2023, an increase of 12%, as average production increased by 10% and average in oil prices increased by 1%. Natural gas revenues decreased $0.6 million or 44% due to an average natural gas price decrease of 54% partially offset by a 22% increase in natural gas production. NGL revenue increased $0.7 million or 33% due to an increase in NGL production of 25% and an average NGL price increase of 6% in the first nine months of 2024 compared to the comparable prior year period.

Average production per day for the first nine months of 2024 increased 13% to 3,154 boepd from the prior year comparable period. The increase is due to production from the wells that were drilled and completed in the last three months of 2023 and the first nine months of 2024.

Production and operating expenses increased to $5.9 million or 38% in the first nine months of 2024 compared to the prior year period. Production and operating expenses per barrel averaged $7.84 per BOE in the first nine months of 2024 compared to $6.47 per BOE in the first nine months of 2023. The increase was mainly due to natural gas and NGL processing costs of $0.8 million related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. Under the terms of the Company’s contract with the purchaser, adjustments to fee billings over the last 24 months are permissible. The adjustments received to date cover 2022 and 2023. The increase is also due to having more wells on production and an increase in water hauling costs in 2024 compared to the prior year.

General and administrative expenses increased $1.0 million or 32% in the first nine months of 2024 due to higher accounting fees and public company costs that resulted from listing on the NASDAQ stock market as well as higher payroll and director costs and higher investor relations and marketing costs in 2024.

Finance income increased by $0.9 million in the first nine months of 2024 due to unrealized gains on financial commodity contracts recorded in 2024.

Finance expense increased $0.1 million in the first nine months of 2024 due to higher interest expense partially offset by lower realized losses on commodity contracts.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

($000 except as noted)

	September 30	December 31
	2024	2023

Current Assets
Cash	$1,619	$598
Accounts receivable and other receivables	5,623	5,492
Deposits and prepaid expenses	880	838
Fair value of commodity contracts	697	-
	8,819	6,928

Non-current assets
Property, plant and equipment	227,685	216,161
Right of use assets	813	1,190
Fair value of commodity contracts	121	78
	228,619	217,429

Total Assets	$237,438	$224,357

Current Liabilities
Accounts payables and other payables	12,444	$12,596
Lease liabilities	675	32
Fair value of commodity contracts	-	1,421
	13,119	14,049

Non-current liabilities
Loans and borrowings	30,711	29,612
Asset retirement obligations	2,238	1,966
Deferred income taxes	7,339	3,359
Lease liabilities	171	162
Fair value of commodity contracts	-	-
	40,459	35,099

Equity
Shareholder’ capital	296,458	296,232
Contributed surplus	24,927	24,179
Accumulated deficit	(137,525)	(149,997)
	183,860	170,414

Total Equity and Liabilities	$237,438	$224,357

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

  (Unaudited, expressed in Thousands of United States dollars, except per share amounts)

 ($000 except as noted)

	Third Quarter		First Nine Months
	2024	2023	2024	2023

Oil and natural gas revenue, net	$13,009	$12,746	$41,150	$37,153
Other income	-	1	60	2
	13,009	12,747	41,210	37,155

Production and operating expenses	1,524	1,628	5,879	4,328
Depletion and depreciation expense	3,611	3,790	11,205	11,503
General and administrative expenses	1,333	1,170	4,126	3,121
Stock based compensation	268	157	807	531
	6,736	6,745	22,017	19,483

Finance income	1,341	-	871	-
Finance expense	(902)	(3,683)	(3,304)	(3,189)
Income tax expense	(1,646)	-	(4,288)	-

Net income	5,066	2,319	12,472	14,483
Basic net income per share	$0.14	$0.07	$0.35	$0.41
Diluted net income per share	$0.14	$0.06	$0.34	$0.40

KOLIBRI GLOBAL ENERGY INC.

THIRD QUARTER 2024

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Third Quarter		First Nine Months
	2024	2023	2024	2023
Oil revenue before royalties	$15,398	$15,270	$48,647	$43,537
Gas revenue before royalties	216	390	808	1,437
NGL revenue before royalties	871	718	2,952	2,224
Oil and Gas gross revenue	16,485	16,378	52,407	47,198

Adjusted EBITDA(1)	10,136	9,536	30,546	28,578
Capital expenditures	9,798	17,247	21,545	37,177

Average oil production (Bopd)	2,247	2,083	2,326	2,110
Average natural gas production (mcf/d)	1,948	1,565	2,078	1,698
Average NGL production (Boepd)	460	393	482	387
Average production (Boepd)	3,032	2,737	3,154	2,780
Average oil price ($/bbl)	$74.48	$79.70	$76.32	$75.57
Average natural gas price ($/mcf)	$1.21	$2.71	$1.42	$3.10
Average NGL price ($/bbl)	$20.60	$19.84	$22.35	$21.04

Average price (Boe)	$59.09	$65.04	$60.64	$62.19
Royalties (Boe)	12.45	14.42	13.02	13.24
Operating expenses (Boe)	6.63	7.34	7.84	6.47
Netback from operations(2) (Boe)	$40.01	$43.28	$39.78	$42.48
Price impact from commodity contracts(3) (Boe)	(0.06)	(1.63)	(0.69)	(1.48)
Netback including commodity contracts(2) (Boe)	$39.95	$41.65	$39.09	$41.00

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(3)	Price impact from commodity contracts includes the positive or negative adjustment to the average price per barrel that the Company realized from its commodity contracts.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three and nine months ended September 30, 2024 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedarplus.ca.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flow generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income	5,066	2,319	12,472	14,483

Adjustments:
Income tax expense	1,646	-	4,288	-
Finance income	(1,341)	1	(871)	-
Finance expense	902	3,682	3,304	3,189
Share based compensation	268	157	807	531
General and administrative expenses	1,333	1,170	4,126	3,121
Depletion, depreciation and amortization	3,611	3,790	11,205	11,503
Other income	-	(1)	(60)	(2)
Operating netback	11,485	11,118	35,271	32,825

Netback from operations per BOE	40.01	43.28	42.48	42.48

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income	5,066	2,319	12,472	14,483
Income tax expense	1,646	-	4,288	-
Depletion and depreciation expense	3,611	3,790	11,205	11,503
Accretion expense	46	40	135	129
Interest expense	839	651	2,567	1,511
Unrealized (gain) loss on commodity contracts	(1,341)	2,579	(871)	412
Stock based compensation	268	157	807	531
Other income	-	(1)	(60)	(2)
Foreign currency (gain) loss	1	1	3	11

Adjusted EBITDA	10,136	9,536	30,546	28,578

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, expectations regarding cash flow and continued growth in the fourth quarter, the Company’s reserves based loan facility, including scheduled repayments, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled and that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward-looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward-looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

With respect to estimated reserves, the evaluation of the Company’s reserves is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, may vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com